Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a copy of a press release issued by EMC on August 6, 2003.

EMC OUTLINES STRATEGY FOR

ACCELERATING PROFITABLE GROWTH

Storage Leader Details Focus on Information Lifecycle Management at Analyst Meeting, Provides Outlook For

Improved Revenue Growth, Gross Margins

NEW YORK—August 6, 2003—EMC Corporation, the world leader in information storage, today outlined its strategy for growth and continued leadership and reviewed its recent achievements at the company’s annual financial analyst meeting, providing its outlook for improved revenue growth and gross margins through the end of 2004.

Joe Tucci, EMC President and CEO, said, “EMC created enterprise storage, connected the enterprise with networked storage, and introduced automation to manage the vast amounts of information on storage networks. EMC is bringing our experience to bear on the challenge of intelligently managing all of our customers’ information, from creation and use to archive and disposal. We believe this information lifecycle management will drive the next major wave of EMC’s growth.”

“Over the past 12 months,” Tucci continued, “our rollout of automated networked storage solutions for high-end, mid-tier and entry-level customers has positioned EMC as the company with the world’s most comprehensive set of products and services for realizing the promise of true information lifecycle management.”

Addressing more than 300 investors, analysts and members of the news media, Tucci and members of EMC’s executive team articulated EMC’s strategy, presented its annual progress report and provided additional business outlook.

Dave Donatelli, Executive Vice President, Storage Platforms Operations, reviewed the delivery, over the past 12 months, of new best-in-class storage platforms for high-end,

mid-tier and entry-level requirements that allow customers to match the appropriate storage solutions to their required service levels and extract maximum value at every cost point in the information lifecycle. EMC will continue to drive operational efficiencies throughout the platform development cycle. EMC is creating competitive advantage through faster product delivery at lower introduction costs with increased functionality and world-class quality, enabling the company to grow its current advantage in existing markets and expand into new market opportunities.

Mark Lewis, Executive Vice President, Open Software Operations, detailed how EMC’s open software strategy will enable customers to realize the benefits of information lifecycle management. Lewis charted the success of EMC’s efforts over the past year to deliver products to manage and automate networked storage environments, and described how the combination of specialized storage platforms, automation through management software, transparent infrastructure software, and the optimizing effects of information management software enable information lifecycle management. Lewis articulated how customers can migrate to an information lifecycle management infrastructure, starting with automated networked storage, and ultimately driving towards a policy-driven, cradle-to-grave management approach across customers’ entire application environment.

David Goulden, Executive Vice President, Marketing and New Business Development, detailed the alignment of EMC’s go-to-market strategy with its focus on information lifecycle management. Goulden cited EMC’s 10,000-strong global sales and services organization, complemented by partners, and their roles in augmenting EMC’s market-leading presence in the world’s largest accounts with rapid market-share growth in selling to mid-sized and smaller companies. Services is a key component, he noted, pointing to EMC’s 30% year-over-year growth in storage services revenue in the first half of 2003 as evidence of the industry-wide demand for storage-focused expertise. Goulden also outlined the depth and breadth of EMC’s partnerships with other technology and service leaders, and its distribution strategy for its growing portfolio of multi-platform software. EMC is deploying specialized open software sales teams to maximize the adoption of EMC software in EMC and non-EMC environments.

Business Outlook

Bill Teuber, Executive Vice President and Chief Financial Officer, said, “EMC is uniquely positioned to capitalize on information lifecycle management. We believe our solid financial position, together with our best-in-class product and services portfolio, expanded partnerships, and sharpened go-to-market strategy, will drive strong, profitable growth.”

Teuber outlined EMC’s current business model, including its significantly lowered cost structure and strong financial position, and provided its business outlook through the end of 2004. Specifically:

•	EMC expects its revenue growth rate to be in the mid-teens for the second half of 2003 and Fiscal Year 2004, compared to the prior comparable periods.

•	EMC expects its gross margins will continue to improve to 48% or greater by the fourth quarter of 2004. However, gross margins may fluctuate from quarter to quarter based on varying rates of revenue growth.

•	EMC reaffirmed that it is on track to be profitable for each of the remaining quarters in 2003 and to meet its previously stated expectations for the third quarter of 2003. (See July 16, 2003, news release, “EMC Reports Second Quarter Results.”)

The above statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Except for the planned acquisition of LEGATO Systems, Inc., these statements do not include the potential impact of any mergers, acquisitions, divestitures, or business combinations that may be completed after the date hereof.

Today EMC’s executive team will ring the closing bell of the New York Stock Exchange (NYSE) at 4:00 p.m. EDT to celebrate the 15th anniversary of the storage leader’s listing on the NYSE. Photos of the closing bell will be available via Associated Press/New York (212.621.1902), Reuters America (646.223.6285), Bloomberg Photo (212.893.3420), and EMC.com.

About EMC

EMC Corporation is the world leader in information storage systems, software, networks and services, providing automated networked storage solutions that enable organizations of all sizes to better and more cost-effectively manage, protect and share their information. More information about EMC’s products and services can be found at www.EMC.com.

Forward Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plan to acquire Legato Systems, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange

Commission. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.

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Additional Information and Where to Find it

EMC filed a registration statement on Form S-4 on July 31, 2003 with the U.S. Securities and Exchange Commission (the “SEC”) to register the shares of EMC common stock to be used in the proposed transaction. The registration statement is not final and will be further amended. LEGATO intends to file a proxy statement with the SEC for solicitation of proxies from LEGATO stockholders in connection with its special meeting. Investors and security holders of EMC and LEGATO are advised to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO, when available, as well as any amendments or supplements to those documents, because they contain, and will contain, important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO, when available, as well as any amendments or supplements to those documents, at the SEC’s website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company’s other filings with the SEC, when available, as well as any amendments or supplements to those documents, also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.